Exhibit 99.1

JOINT FIDELITY BOND AGREEMENT

As of October 10, 2025

W I T N E S S E T H

WHEREAS, Jefferies Credit Partners BDC Inc. and Senior Credit Investments, LLC as parties to this Joint Fidelity Bond Agreement (this “Agreement”) are named insureds (the “Insureds”) under a financial institution fidelity bond issued by Berkley Regional Insurance Company (the “Policy”);

NOW, THEREFORE, the parties hereto, in consideration of the premises and the mutual covenants contained herein, hereby agree as follows:

1. Joint Insured Bond. The Insureds shall maintain in effect the Policy or a substitute fidelity insurance policy providing comparable coverage from one or more reputable fidelity insurance companies which shall be authorized to do business in the place where the Policy is issued.

2. Allocation of Premium. The Insureds shall pay the portion of the total premium for the Policy set forth in Schedule A hereto.

3. Allocation of Proceeds.

(a) If one or more Insureds sustain a single loss for which recovery is received under the Policy, each Insured shall receive that portion of the recovery which is sufficient in amount to indemnify that Insured in full for the loss sustained by it (other than the portion thereof subject to a deductible), unless the recovery is inadequate to fully indemnify all Insureds for such single loss.

(b) If the recovery is inadequate to indemnify fully each Insured for such single loss (other than the portion thereof subject to a deductible), the recovery shall be allocated among the Insureds as follows:

(i) Each Insured shall be allocated an amount equal to the lesser of its actual loss (net of any deductible) and the minimum amount of coverage allocated to it in accordance with Schedule A attached hereto; and

(ii) The remaining portion of the recovery (if any) shall be allocated to each Insured for the portion of the loss not fully indemnified by the allocation under subparagraph (i) in the same proportion as the portion of each Insured’s loss which is not fully indemnified bears to the sum of the unindemnified loss of itself and the other Insured. If such allocation would result in either Insured’s receiving a portion of the recovery in excess of the loss actually sustained by it, the aggregate of such excess portion shall be reallocated to the other Insured if its losses would not be fully indemnified as a result of the foregoing allocation.

(c) If the recovery made pursuant to subparagraphs (a) and (b) hereof reduces the total amount of coverage provided by the Policy because recovery is made from a portion of the Policy written on an “annual aggregate” basis:

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(i) The Insureds agree to seek additional coverage to reinstate the reduction in coverage; or

(ii) In the event any subsequent loss is sustained, any recovery by an Insured in excess of the minimum amount allocated to it in accordance with Schedule A from coverage written on an “annual aggregate” basis shall be reallocated in the event of subsequent single loss among the Insured or Insureds sustaining the earlier loss(es) and other Insureds in accordance with subparagraphs (a) and (b) above; or

(iii) Any recovery in excess of the minimum amount allocated in accordance with Schedule A from coverage written on an “annual aggregate” basis shall be paid into an escrow account and allocated in accordance with subparagraphs (a) and (b) above upon final determination of the aggregate losses for the policy year.

(d) In the event that a recovery by an Insured is less than its actual loss because of the applicability of a deductible clause that is applicable on an “annual aggregate” rather than a “per occurrence” basis and one or more other Insureds sustain a subsequent loss or losses to which none or only the remaining portion of the deductible amount applies, the Insured(s) that sustained the earlier loss(es) shall be entitled to a portion of the recovery with respect to the later loss(es) such that the total burden of the deductible amount is borne between the Insureds in accordance with the percentages set forth in Schedule A hereto.

4. Claims and Settlements. Each Insured shall, within ten days after the making of any claim under the Policy, provide the other Insureds with written notice of the amount and nature of such claim. Each Insured shall, within ten days after the receipt thereof, provide the other Insureds with written notice of the terms of settlement of any claim made under the Policy by such Insured.

5. Withdrawal. Any Insured may withdraw from this Agreement at any time and cease to be a party hereto (except with respect to losses occurring prior to such withdrawal) by giving not less than 10 days’ prior written notice to the other Insureds of such withdrawal. Upon withdrawal, such Insured shall cease to be named insured on the Policy and shall be entitled to receive any premium rebated by the insurance company with respect to such withdrawal.

6. Governing Law. This Agreement shall be construed in accordance with the laws of the State of New York.

7. No Assignment. This Agreement is not assignable.

8. Notices. All notices and other communications hereunder shall be in writing and shall be addressed to the appropriate party at 520 Madison Avenue, 12th Floor, New York, NY 10022.

IN WITNESS WHEREOF, each of the parties hereto has duly executed this Agreement as of the day and year first written above.

JEFFERIES CREDIT PARTNERS BDC INC.

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	General Counsel and Secretary

SENIOR CREDIT INVESTMENTS, LLC

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	General Counsel and Secretary

[Signature page to Joint Fidelity Bond Agreement]

Schedule A

The attached chart reflects the premium allocation for the joint insured bond among the Funds that was approved by the Boards of Directors. The premium on the joint insured bond has been paid for the period of 10/10/2025 to 10/10/2026.

Fund Name	Net Assets as of 08/31/2025	Allocation	Fidelity Bond Premium
Jefferies Credit Partners BDC Inc.	$515,741,150.30	74.65%	$11,783.50
Senior Credit Investments, LLC	$175,130,288.87	25.35%	$4,001.50
Total	$690,871,439.17	100.00%	$15,785.00

Schedule A